

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Herman Man Guo
Chairman of the Board
AIRNET TECHNOLOGY INC.
Suite 301
No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People's Republic of China

> **Re: AIRNET TECHNOLOGY INC.**
> **Registration Statement on Form F-3**
> **Filed May 10, 2024**
> **File No. 333-279318**

Dear Herman Man Guo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ke (Ronnie) Li